Pioneer Short-Term Income Trust

Sub-Item 77D:  Policies with respect to security investments (Y)

(a) The Registrant increased its allocation (from 85% to 90% of its total assets) toward its primary investments (i.e., U.S. Government securities, investment grade debt securities and comparably rated commercial paper and cash and cash equivalents). The change in this non-fundamental investment policy was effective December 28, 1998.

(b) None.

(c) None.

(d) None.

(e) None.

(f) None.

(g) The Registrant's non-fundamental limitation on investment in debt securities rated below investment grade (e.g., below BBB by Standard & Poor's Ratings Group, Baa by Moody's Investors Service, Inc. or determined to be of comparable quality by the Registrant's investment adviser) increased from 5% to 10% of total assets. The average life of the Registrant's investment portfolio may range from one to five years (formerly not to exceed three years). Changes in these policies were also effective December 28, 1998.